January 6,
2020

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

       Re:    Aircastle Limited
              Schedule 13E-3 filed by Aircastle Limited, MM Air Merger Sub Limited,
              MM Air Limited, and Marubeni Corporation
              Filed December 6, 2019
              File No. 005-82658

              Preliminary Proxy Statement on Schedule 14A
              Filed December 6, 2019
              File No. 001-32959

Dear Mr. Coco:

       We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule 13E-3

1. Please add as filing persons MHC, Marubeni Aviation Corporation, and Mizuho Leasing
       Company, Limited, or explain why such entities should not be included as filing persons.
       With respect to MHC and Marubeni Aviation Corporation, we note the disclosure on page 35 of the proxy statement that states that each of the Marubeni Shareholders is, for purposes of Rule 13e-3, an affiliate of the Company.

2. Please refer to the following statement: "No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person."
       This assertion is inconsistent with the required attestation appearing at the outset of the
 Joseph A. Coco, Esq.
January 6, 2020
Page 2


       signature pages, and otherwise may operate as an implied disclaimer for the entire filing except for the discrete portion of the disclosure specifically provided by each filing person. Please revise.

3. Please refile Exhibits (c)(2) and (c)(3) in a manner that ensures that all slides contained in such presentations are clearly legible.

Preliminary Proxy Statement on Schedule 14A

General

4.     Please fill in the blanks in the proxy statement.

Termination, page 8

5. We note the disclosure that refers to the "absence" of the Legal Restraints Condition
       (which is a defined term). Please revise the disclosure to clarify the meaning.

6. Please ensure that all capitalized terms, including "Legal Restraints Condition," are defined the first time they are used, or otherwise provide an appropriate cross-reference to the relevant definition.

Form of Proxy

7. Please remove the "[t]o consider and vote on" phrasing from the first proposal, as such language may confuse shareholders.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

                                                              Sincerely,

                                                              /s/ David M.
Plattner

                                                              David M. Plattner
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions